

May 21, 2013

Via E-mail
Mr. Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
4500 Dorr Street
Toledo, Ohio 43615

Re: Health Care REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 26, 2013
File No. 1-8923

Dear Mr. Estes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business

Investment Types, page 6

1. We note your disclosure that certain of your hospitals and your triple-net lease properties are subject to purchase options held by lessees as of December 31, 2012. Please summarize the general nature of how these purchase options typically relate to your business decisions to either purchase a property or develop a property and also whether or not you proactively offer such options in exchange for negotiating better leasing terms with a potential lessee. Tell us the extent to which your property portfolio is optioned out as of December 31, 2012. In your response, please tell us whether any of these options may require you to sell the properties at a discount to market price and/or carrying value

and clarify for us how you have modified your impairment analyses for properties subject to purchase options. Additionally, please tell us whether any property dispositions were related to such option exercises during each year presented within your financial statements.

Item 2. Properties, page 39

2. We note your lease expirations table on page 39 and your correspondence dated April 13, 2011 regarding your Form 10-K for the fiscal year ended December 31, 2010. In future Exchange Act reports, please expand the table to include the units/beds covered by expiring leases at senior housing and hospital properties. Please also revise your table to indicate the number of medical office buildings leases that are expiring for each of the years presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

3. We note your risk factor disclosure related to your potential exposure to significant tenant and operator credit issues. With respect to your senior housing triple-net properties and your senior housing operating properties, please include in future Exchange Act reports a discussion on how management monitors significant tenant and operating partner credit quality and identify any material changes in quality.

4. In future Exchange Act reports, to the extent you have material development activity, please disclose for each pending development the anticipated completion date, the scope of the development, such as estimated square feet or beds, the costs incurred to date and the budgeted costs. For completed developments, please disclose the actual costs incurred on a per square foot or bed basis and clarify whether leasing costs are included.

Results of Operations, page 51

5. We note your discussion on page 59 of how you define same store cash NOI. In future Exchange Act reports, please clarify what is meant by properties that are "transitioned" for purposes of exclusion from the same-store pool. To the extent that properties are excluded from the pool for reasons other than development, disposition or acquisition, please quantify the number of properties removed and the reasons for their removal.

Financial Statements

Consolidated Statements of Cash Flows, page 76

6. It appears that you have included acquisitions of and improvements to operating real estate and the acquisition of and improvements to real estate under development in a single line caption "Investment in real property, net of cash acquired" within the investing section of the cash flow statement. In future filings, please disclose separately

the amounts paid for acquisitions separate from improvements and additionally disclose acquisitions separately from development activities. In addition, please include a discussion, within your MD&A of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs for interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

7. We note that for the year ended December 31, 2010 and for the quarter ended March 31, 2013, that cash distributions exceeded net cash provided from operating activities on your consolidated statements of cash flows. Please address the source of funds that are used to make these excess distributions within Management's Discussion and Analysis of Financial Condition and Results of Operations.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Mike McTiernan, Assistant Director, at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief